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                                                                    Exhibit 15.1

                [Independent Accountant's Acknowledgment Letter]

The Stockholders and Board of Directors
of State Street Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-3 No. 333-_____) of State Street Corporation for the registration of up to $1,500,000,000 of its debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, stock purchase units and guarantees and the registration of capital securities by affiliated Delaware business trusts, of our reports dated April 16, 2002 and July 16, 2002 relating to the unaudited consolidated interim financial statements of State Street Corporation that are included in its Forms 10-Q for the quarters ended March 31, 2002 and June 30, 2002.

                                                     Ernst & Young LLP

Boston, Massachusetts
August 16, 2002